Via Facsimile and U.S. Mail
Mail Stop 4720

September 17, 2009

Robert B. Mills
Chief Financial Officer
Assured Guaranty Ltd.
30 Woodbourne Avenue
Hamilton HM 08 Bermuda

> **Re:** **Assured Guaranty Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **DEF 14A filed March 25, 2009**
> **Form 10-Q for the Quarterly Period Ended March 31, 2009**
> **File Number: 001-32141**

Dear Mr. Mills:

We have reviewed your filings and have the following comment. We have limited our review of your filings to those issues we have addressed in our comment. In our comment, we ask you to provide us with information to better understand your disclosures. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

DEF 14A filed March 25, 2009

Individual Compensation Analysis, page 40

1. We note your response to our prior comment 8 and the following statements in your proposed disclosure: In the first paragraph you state that "there are no specific weightings assigned to any of the financial or non-financial performance measures." In the second paragraph you state that the "direct and reinsurance PVP was 94% of the respective performance measures." Please reconcile these

statements. If specific weightings are assigned to any of the financial or non-financial performance measures, please provide us with proposed disclosure to be included in your next proxy statement indicating the weighting for each.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comment and provide any requested information. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Laura Crotty, Staff Attorney, at (202) 551-3575 or Suzanne Hayes, Legal Branch Chief, at (202) 551-3675 if you have questions regarding the processing of your response as well as any questions regarding comments and related matters.

Sincerely,

Jeffrey P. Riedler
Assistant Director